Arabian American Development Company
1600 Hwy 6 S, Suite 240
Sugar Land, TX  77478
(409) 385-8300

December 20, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Messrs. H. Roger Schwall and Sean Donahue

Re:           Arabian American Development Company
Form 10-K for the Fiscal year Ended December 31, 2009
Filed March 15, 2020
Response letter dated July 15, 2010
File No. 1-33926

Dear Mr. Schwall and Mr. Donahue:

Please accept this letter as Arabian American Development Company’s (the “Company”) response to your letter dated December 7, 2010.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation

1.
We note your response to comment one in our letter dated August 31, 2010, and reissue such comment in part.  It appears that your proposed disclosure set forth in Attachment A to your response letter dated September 15, 2010 is not consistent with your executive compensation disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2009.  Please advise.  For example, we note the following:

•
You disclose at page 50 of your annual report that in general, the Compensation Committee targets between 10% and 15% of base salary for performance deemed by the Compensation Committee to be good (to generally exceed expectations) and great (to significantly exceed expectations), respectively, with the possibility of no bonus for poor performance and higher for exceptional corporate or individual performance.  However, you have not included this information in your proposed disclosure.

•
Your rationale for setting the 2009 bonus levels as described in your proposed disclosure does not appear to be consistent with your disclosure in your annual report.  In that regard, you indicate at pages 52-53 of your annual report that bonuses were determined, in part, based on the compromise agreement with Saudi shareholders, and the utilization of additional capacity, but you have not included this information in your proposed disclosure.

Response:  Please see redlined additions in our proposed disclosure attached hereto as Attachment A.  Attachment A is inclusive of all revisions made in our letters dated May 19, 2010,

July 15, 2010 and September 15, 2010.  Regarding the comment in the second bullet point pertaining to “utilization of additional capacity,” a statement previously included in the section entitled “Cash Incentive Bonuses” in Attachment A is highlighted in yellow which we believe addresses that specific concern.

2.
We note your response to comment two in our letter dated August 31, 2010.  We further note that your response focused on your policies and practices for compensating your executives.  Please advise us of the basis for your conclusion that disclosure in response to Item 402(s) of Regulation S-K with respect to your other employees is not necessary, and describe the process you undertook to reach that conclusion.

Response:  The same analysis discussed in our response dated September 15, 2010 to comment two in your letter dated August 31, 2010 applies to our non-executive employees.  The only incentive based compensation our non-executive employees receive is from the South Hampton profit sharing plan.  Under the profit sharing program, all employees, both executives and non-executive employees, are treated similarly in that all or none participate in profit sharing for any given calendar quarter.  Participation in the profit sharing program is not based on an employee’s individual attainment of a specific objective or completion of a specific task, but is based on South Hampton’s overall profitability less short-term cash needs, as determined at calendar quarter end.  Thus, profit sharing is not based on the accomplishment by an employee or group of employees of a specific goal or task that could create income and risk to South Hampton which extends over a significantly longer period of time.  As provided in Item 402(s) of Regulation S-K, “The purpose of this paragraph(s) is to provide investors material information concerning how the registrant compensates and incentivizes its employees that may create risks that are reasonably likely to have a material adverse effect on the registrant.”  Since the South Hampton profit sharing program is “backward looking” rather than “forward looking,” we concluded that disclosure in response to Item 402(s) of Regulation S-K with respect to our other employees was not necessary.

3.
We note your response to comment three in our letter dated August 31, 2010, and reissue such comment in part.  Please discuss how the distribution of compensation under the South Hampton profit sharing plan was determined for each executive officer.

Response:  We propose to amend the narratives addressing the profit sharing plan illustrated in our May 19, 2010, July 15, 2010, and September 15, 2010, letters as follows:

The chief executive officer of the Company determines the overall amount to be awarded to the executive officers and all other employees of South Hampton based on South Hampton’s profitability, cash flow and foreseeable capital expenditure requirements.  The amount of the total award allocated to each executive officer and to each employee, is then based on (i) current base salary and pay levels, (ii) instances of individual superior performance, and (iii) instances of individual sub-standard performance.  South Hampton has a wide range of salary and pay levels, and in general, employees at the lower end of the pay scale will be granted higher awards as a percentage of their base pay.  The chief executive officer does not use pre-established formulas or goals in determining the total profit sharing award or the allocation of that total award among the individual executives and employees.  However, a detailed history of past awards and calculations is kept for reference and consistency.  Generally, the profit sharing distribution is targeted as 10% to 12% of quarterly cash flow with the above mentioned limitations.  In addition to the factors described above, the

2

chief executive officer also considered the following in determining 2009 profit sharing allocations for South Hampton executives: (i) For Mr. Williamson and Mr. Maldonado as marketing executives, additional factors considered were new accounts brought to South Hampton, gross margins and pricing achieved with existing accounts, and new marketing strategies and opportunities; (ii) For Ms. Cook as Chief Accounting Officer, additional factors considered were increased work load resulting from accounting and SEC rule changes, extraordinary audits, administrative process developments, extraordinary training, personnel additions and investor relations efforts; and (iii) For Mr. Kaufman as Manager of Manufacturing, additional factors considered were plant reliability and performance, employee safety performance, and increased work load resulting from new capital projects.  Specifically, Mr. Williamson and Mr. Maldonado received between 8.17% and 14.35% of their salary in profit sharing between 2008 and 2009, whereas Mr. Kaufman and Ms. Cook received between 10.7% and 23.0% of their salary in profit sharing for the same time period due to their lower base pay.  As a percentage of the total amount awarded in profit sharing, the executive officers mentioned received approximately 6.4% in 2008 and 7.6% in 2009

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

By: /s/Connie Cook
Connie Cook
Chief Accounting Officer

3

ATTACHMENT A

Item 11.  Executive Compensation

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis.  Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the following Compensation Discussion and Analysis be included in the Form 10-K for the year ended December 31, 2009.

Members of the Compensation Committee

Allen P. McKee, Chairman
Robert Kennedy
Ghazi Sultan
Mohammed Al-Omair

Compensation Discussion and Analysis

Introduction

This discussion presents the principles underlying our executive officer compensation program.  Our goal in this discussion is to provide the reasons why we award compensation as we do and to place in perspective the data presented in the tables that follow this discussion.  The focus is primarily on compensation of our executive officers for the fiscal year ended December 31, 2009, but some historical and forward-looking information is provided to put such year’s compensation information in context.  The information presented herein relates to Nicholas N. Carter, our chief executive officer since July 1, 2009, Connie Cook, our Chief Accounting Officer, Mark Williamson, our Vice-President of Marketing, and our two other most highly compensated employees, who are sometimes referred to in this Form 10-K as our “executives.”  For purposes of this discussion, we did not include Mr. El-Khalidi as an executive due to his retirement from the chief executive officer position on June 30, 2009.

It is the intent of the Board that the salaries and other compensation of the executives of the Company will be recommended to the Board for action at least once annually and will be based upon competitive salaries and financial performance of the Company. The Compensation Committee has overall responsibility for the approval, evaluation and oversight of all of the Company’s compensation plans. The Committee’s primary purpose is to assist the Company’s Board in the discharge of its fiduciary responsibilities relating to fair and competitive compensation. The Compensation Committee meets in the fourth quarter of each year to review the compensation program and to determine compensation levels for the ensuing fiscal year and at other times as required.

Objectives of the Compensation Programs

The compensation programs of the Company are designed to attract and retain qualified individuals upon whom the sustained progress, growth, profitability, and value of the Company depend. It is the plan of the Board that through the Compensation Committee, the Company will develop and implement compensation policies, plans and programs to further these goals by rewarding executives for positive financial performance. Management provides recommendations regarding executive compensation to the Compensation Committee. The Company’s executive compensation program is intended to align the interests of its management team with those of its shareholders by motivating the executives to achieve strong financial and operating results for the Company, which it believes closely correlates to long–term shareholder value. In addition, the Company’s program is designed to achieve the following objectives:

• attract and retain talented executives by providing reasonable total compensation levels competitive with that of executives holding comparable positions in similarly situated organizations;

    •  provide total compensation that is justified by individual performance;

• provide performance–based compensation that balances rewards for short–term and long–term results and is tied to both individual and the Company’s performance; and

• encourage the long–term commitment of our executives to the Company and its shareholders’ long–term interests.

What the Compensation Programs are Designed to Reward

The compensation programs are designed to reward performance that contributes to the achievement of the Company’s business strategy on both a short–term and long–term basis. In addition, the Company rewards qualities that it believes help achieve its strategy such as teamwork; individual performance in light of general economic and industry specific conditions; performance that supports the Company’s core values; resourcefulness; the ability to manage existing assets; the ability to explore new avenues to increase profits, level of job responsibility; and tenure. The Company does not currently engage any consultant related to executive and/or director compensation matters, although the Company is currently soliciting proposals from various compensation consultants located in the Houston, Texas area for assistance in 2010 and future years.

Elements of the Company’s Compensation Program and Why It Pays Each Element

To accomplish its objectives, the Company seeks to offer a total direct compensation program to its executives that, when valued in its entirety, serves to attract, motivate and retain executives with the character, experience and professional accomplishments required for the Company’s growth and development. The Company’s compensation program is comprised of four elements:

•  base salary;

•  incentive compensation;

•  stock option plan; and

•  benefits.

Base Salary.

We pay our executives a base salary, which we review and determine annually.  We believe that a competitive base salary is a necessary element of any compensation program.  We believe that attractive base salaries can motivate and reward the executives for their overall performance.  Base salaries are established in part based on subjective factors such as the particular executive’s position, responsibility, experience, leadership ability, increases or changes in duties and responsibilities, skills and expected contributions during the coming year and such individual’s performance during the prior year.  We also have sought to align base compensation levels comparable to our competitors and other companies of similar size.  We do not view base salaries as primarily serving our objective of paying for performance, but in attracting and retaining the most qualified executives necessary to run the Company’s business.  The base salaries of our executives have been subject to a standard cost of living increase annually over the past several years at the same rate as other Petrochemical Segment employees.  In 2009, we gave all employees of the Company, including the executives, a 4 percent cost of living adjustment.  In addition, Mr. Carter’s annual salary was increased to $250,000 effective July 1, 2009, due to his promotion to chief executive officer.

Cash Incentive Bonuses.

The primary objective of our annual cash incentive bonus program is to motivate and reward our executives for meeting our short-term objectives using a pay-for-performance program with objectively and subjectively determinable performance goals.  Executives are eligible to receive a cash incentive bonus under the 2009 Executive Cash Bonus Plan (“CBP”), which was recommended and adopted by the Compensation Committee.  The objectives of the CBP are to align the interests of the executives with the Company’s annual performance goals.  The CBP focuses on rewarding executives for the achievement of annual financial objectives (“quantitative performance goals”) and achievement of individual performance objectives such completion of projects in a timely manner, leadership abilities, the ability to communicate and adherence to the Company’s values (“subjective performance goals”), with competitive financial incentives~~,~~ and provides a systemic plan for establishing definitive performance goals.  The Company’s quanitative performance goals are based on growth in income before tax expense (“IBT”).  Executives will be awarded cash bonus compensation based on the Company’s annual results in this area.  In general, the Compensation Committee targets between 10% and 15% of base salary for performance deemed by the Compensation Committee to be good (to generally exceed expectations) and great (to significantly exceed expectations), respectively, with the possibility of no bonus for poor performance and higher for exceptional corporate or individual performance. Target awards and weightings may be modified by the Compensation Committee during the plan year based upon an executive’s attainment or non-attainment of subjective performance goals, a shift in focus or changing industry standards, or any other factors that the Compensation Committee deems appropriate.  The Compensation Committee has the authority to administer the CBP and has the final decision on any discrepancies in interpretation of the CBP.

The amount of money, if any, in the CBP will be calculated based on the overall level of achievement with respect to IBT.  Any awards are paid after completion of the Company’s audited financial statements for the applicable year.  Participants will not be entitled to receive an award unless they are employed by the Company at the end of the applicable plan year and at the time the award is paid by the Company.

The performance objective for earning an award under the CBP relates to the Company’s IBT.  The Company’s IBT is required to exceed $10 million (the “Threshold Amount”) in order for funds to be allocated to the CBP.  The amount allocated to the CBP is approximately 1.0 percent of IBT which is based primarily on historical levels of cash bonuses given to executives since 2005 (the “base year”).  The Compensation Committee then typically allocates approximately 40-50 percent of the CBP, if any, as a cash bonus award to the chief executive officer.  The chief executive officer then submits recommendations to the Compensation Committee regarding division of the remainder of the CBP between the other executives as cash bonus awards.

For the fiscal year ended December 31, 2009, the amount allocated to the CBP was $130,000, which was paid to our executives as cash bonuses in the first quarter of calendar year 2010.  The Company’s chief executive officer made recommendations to the Compensation Committee regarding bonus amounts for the other executive officers subject to an aggregate cap of $130,000 based on his evaluation of overall job performance by the other executives.  The Compensation Committee then considered and approved these recommendations.  The factors considered by the chief executive officer in making his recommendations were the overall performance of the Company within the economic climate affecting its operations, the individual performance of the particular executive, and the executives’ current relative base salary levels.  The chief executive officer did not use pre-established formulas or goals in formulating the recommended bonuses.  With regard to the overall performance of the Company, the Company produced an EBITDA from continuing operations of approximately $15.0 million for 2009 compared to $12.5 million for 2005 and the Company increased total volume sold for 2009 by 12% during a global/US recession period when most US companies’ volumes were down.  In addition, the Company entered into a compromise agreement with AMAK Saudi shareholders settling the capital structure of AMAK.  Mr. Williamson, Vice President of Marketing, established an international sales and marketing office in Madrid, Spain for the continued development of international markets and opportunities, added an account manager to assume domestic responsibilities, and oversaw an increase in sales which required 20% utilization of the new/additional capacity that was added in the fourth quarter of 2008.  Ms. Cook, Chief Accounting Officer, established a risk management policy and procedures manual, assisted in successfully managing closure of the derivative losses that occurred in 2008, and successfully managed the Company’s accounting, human resources, and reporting departments.

Equity Compensation.

We believe that stock options are an important long-term incentive for our executives and that our stock option program has been effective in aligning executive interests with those of our stockholders.  We review our equity compensation plans annually.  The executives are eligible for annual stock option grants based on targeted levels.  These options are intended to produce value for each executive if (i) our stockholders derive significant sustained value and (ii) the executive remains employed with us.

In 2009, the Company did not have any program, plan or obligation under which it was required to grant equity compensation to any executive on specified dates or upon the achievement of certain performance goals.  The Company’s 2008 Stock Option Plan for Key Employees governs discretionary stock option grants to executives.  The authority to make equity grants to executives rests with the Compensation Committee, although, as noted, the Compensation Committee does consider the recommendations of our chief executive officer in setting the compensation of our other executives.  No stock option grants were awarded during the year ended December 31, 2009.  Stock options were awarded during the first quarter of 2010 based on 2009 results and the results of an informal peer group analysis conducted by the Compensation Committee.  The dollar value of the stock option awards granted to the executives is set forth in the Summary Compensation Table below.  In past years, stock option awards typically vested immediately.  The Compensation Committee revisited this issue and determined that a two year vesting period would better assist the Company in retaining key executives.  Consequently, 100% percent of the stock options awarded in 2010 will vest two years from the date of grant and the options expire seven years from the date of grant.  In the event of a change of control, or upon the death, disability, retirement or termination of a grantee’s employment without good cause, all outstanding equity based awards will immediately vest.

As noted previously, on June 30, 2009, Mr. El-Khalidi retired as chief executive officer of the Company.  On July 2, 2009, the Board of Directors considered Mr. El-Khalidi’s efforts related to the Al Masane mining project in southwestern Saudi Arabia in conjunction with his retirement.  The Board determined that the Company should issue two options to purchase a total of 400,000 shares to Mr. El-Khalidi, tied to the performance of AMAK.  The rationale for the grant of these two options was based on the fact that virtually all of Mr. El-Khalidi’s entire career was spent working on the mining project in Saudi Arabia under difficult conditions and the Board believed a substantial award was justified in light of his relatively low salary of $72,000 per annum.  To achieve a linkage of the value of the award to the ultimate success of the Saudi Arabian mining project, the Board of Directors made the options contingent upon the occurrence of the following conditions which are  explicitly tied to the performance of AMAK: (i) the first option for 200,000 shares cannot be exercised until such time as the first shipment of ore from the mining project is transported for commercial sale by AMAK and the option terminates if not exercised by June 30, 2012, and (ii) the second option for 200,000 shares cannot be exercised until such time as the Company receives its first cash dividend distribution from AMAK and the option terminates if not exercised by June 30, 2019.

Perquisites.

The Company provides benefits to all employees that it believes are standard in the industry. These benefits consist of a group medical and dental insurance program for employees and their qualified dependents, group life insurance for employees and their spouses, accidental death and dismemberment coverage for employees, a Company sponsored cafeteria plan and a 401(k) employee savings and investment plan. The Company matches employee deferral amounts, including amounts deferred by named executive officers, up to a total of 6% of the employee’s eligible salary, excluding annual cash bonuses, subject to certain regulatory limitations.  Our use of perquisites as an element of compensation is very limited.  We do not view perquisites as a significant element of our comprehensive compensation structure.

The Compensation Committee Process

Compensation Committee meetings typically involve a preliminary discussion with our chief executive officer prior to the Compensation Committee deliberating without any members of management present.  For compensation decisions, including decisions regarding the grant of stock options relating to executive officers (other than our chief executive officer); the Compensation Committee considers the recommendations of our chief executive officer and includes him in its discussions.

The Compensation Committee determines whether the Company’s compensation policies and practices could result in inappropriate risk-taking.  Based on the Committee’s assessment, the Committee does not believe that the Company’s compensation policies and practices create any material adverse risks for the Company for the following reasons.  Inappropriate risk-taking is discouraged by awarding annual bonuses and stock option grants to executives after the Company’s earnings performance for the entire fiscal year is determined.  Awards of annual bonuses and stock option grants for a given year are only made during the first quarter of the subsequent year.  This practice means that 100 percent of annual bonus and stock option grants are delayed and at risk to the executives based on the actual company wide net operating performance of the Company.  No awards of annual bonuses and stock option grants for a given year are based on matrices such as revenue or operating results of particular transactions or units, which would create the potential that personnel might take actions that benefit that matrix in the short-term while exposing the Company to inappropriate risk.  Significantly, stock option grants to executives in 2010 have a minimum two year vesting period from the grant date which further discourages inappropriate risk-taking.

Peer Group

As noted, the Compensation Committee utilized a small peer group of similarly sized companies as a reference for determining competitive total compensation packages for our executives.  For 2009 compensation, this peer group consisted of the following companies:

Crosstex
Global Partners
Rentech
KMG Chemical
Syntroleum
Penford Corp
Adams Resources & Energy Inc.
Synthesis Energy
American Pacific Corporation
Sulphco Inc.
Sterling Chemicals Inc.

Below is a table comparing each element of compensation with the peer companies.  The Company would like to be in the 50th percentile or lower of the peer company group for total compensation.  As depicted in the table, the majority of the peer companies pay significantly higher salaries and bonuses, as well as greater stock and option awards than does the Company.  The only element of compensation which is utilized by the Company, but not the peer companies, is Profit Sharing.  The Profit Sharing program is available to all South Hampton employees, is based on South Hampton’s quarterly performance, and allows South Hampton to compensate employees with additional pay only when profits are adequate.  If compensation from the Profit Sharing program is added to the Company CEO and CFO Salary and Bonus, the total is approximately 35-40% less than the total of average Salary and Bonus for peer company CEOs and CFOs.  The Compensation Committee retained a compensation consultant in 2010 and there is a distinct likelihood that the peer company group as determined by the Company will undergo significant revision in the future.

		Crosstex Energy	Global Partners	Rentech	KMG Chemicals	Syntroleum	Penford	Adams Resources	Synthesis Energy	American Pacific	Sulphco	Sterling Chemicals	Average	Arabian American	Difference

CEO	Salary	$435,000	$800,000	$417,500	$339,454	$260,000	$550,000	$399,807	$270,000	$495,045	$300,000	$411,667	$425,316	$234,837	$(190,479)
	Bonus	$435,000	$0	$452,520	$500	$0	$0	$77,000	$146,000	$0	$0	$0	$101,002	$60,000	$(41,002)
	Profit sharing	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$42,552	$42,552
	Stock awards	$1,117,712	$1,147,261	$411,175	$88,981	$0	$328,786	$0	$0	$56,250	$0	$0	$286,379	$0	$(286,379)
	Option awards	$0	$0	$161,924	$29,455	$0	$311,104	$0	$686,437	$110,988	$77,706	$0	$125,238	$0	$(125,238)
	Other	$45,327	$80,313	$30,630	$11,516	$11,000	$45,921	$27,700	$0	$27,916	$7,350	$21,563	$28,112	$14,090	$(14,022)

CFO	Salary	$315,000	$578,000	$296,500	$193,345	$175,000	$345,000	$193,154	$155,000	$210,738	$250,000	$199,436	$264,652	$142,208	$(122,444)
	Bonus	$315,000	$115,000	$249,480	$500	$0	$0	$30,000	$62,000	$0	$0	$0	$70,180	$30,000	$(40,180)
	Profit sharing	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$32,715	$32,715
	Stock awards	$983,587	$803,081	$91,590	$45,480	$0	$164,393	$0	$0	$24,964	$0	$0	$192,100	$0	$(192,100)
	Option awards	$0	$0	$0	$0	$0	$201,185	$0	$64,101	$30,260	$9,010	$0	$27,687	$0	$(27,687)
	Other	$37,120	$40,184	$62,628	$6,093	$11,000	$21,488	$13,589	$0	$17,103	$7,350	$42,100	$23,514	$8,533	$(14,981)

VP	Salary	$285,000	$376,000	$351,500	$210,684		$260,000	$245,336	$180,000	$251,849	$225,000	$220,100	$236,861	$227,500	$(9,361)
	Bonus	$385,000	$50,000	$158,175	$500		$0	$47,250	$72,000	$0	$0	$0	$64,811	$40,000	$(24,811)
	Profit sharing	$0	$0	$0	$0		$0	$0	$0	$0	$0	$0	$0	$32,652	$32,652
	Stock awards	$983,587	$630,998	$274,961	$49,295		$109,595	$0	$0	$24,964	$0	$0	$188,491	$0	$(188,491)
	Option awards	$0	$0	$84,201	$0		$161,314	$0	$0	$15,130	$0	$0	$23,695	$0	$(23,695)
	Other	$32,370	$48,963	$40,525	$7,423		$26,573	$11,364	$0	$10,958	$7,350	$14,872	$18,218	$13,650	$(4,568)

Regulatory Considerations

We account for the equity compensation expense for our employees under the rules of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 (“ASC 718”), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award.  Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Employment Arrangements

The Company has not entered into definitive employment agreements with any of its executive officers.  All executive officers serve at the discretion of the Board, with no fixed term of employment.

Cash and Other Compensation

South Hampton’s profit sharing program is available to all employees based upon South Hampton’s quarterly performance.  Since South Hampton is located about an hour north of a larger petrochemical sector, competition for qualified, intelligent, conscientious employees is high.  Base pay for employees is typically about 20% less than larger facilities; however, the profit sharing program allows South Hampton to compensate employees with additional pay when profits are sound.  It also enables South Hampton the ability to forego payments during times of economic slowdown.  There is no set formula for calculating profit sharing as it is based upon several factors including profit, cash flow, expectations and special cash needs of South Hampton and the Company.  The chief executive officer of the Company determines the overall amount to be awarded to the executive officers and all other employees of South Hampton based on South Hampton’s profitability, cash flow and foreseeable capital expenditure requirements.  The amount of the total award allocated to each executive officer, and to each employee, is then based on (i) current base salary and pay levels, (ii) instances of individual superior performance, and (iii) instances of individual sub-standard performance.  South Hampton has a wide range of salary and pay levels, and in general employees at the lower end of the pay scale will be granted higher awards as a percentage of their base pay.  The chief executive officer does not use pre-established formulas or goals in determining the total profit sharing award or the allocation of that total award among the individual executives and employees.  Generally, the profit sharing distribution is targeted as 10% to 12% of quarterly cash flow with the above mentioned limitation..  In addition to the factors described above, the chief executive officer also considered the following in determining 2009 profit sharing allocations for South Hampton executives: (i) For Mr. Williamson and Mr. Maldonado as marketing executives, additional factors considered were new accounts brought to South Hampton, gross margins and pricing achieved with existing accounts, and new marketing strategies and opportunities; (ii) For Ms. Cook as Chief Accounting Officer, additional factors considered were increased work load resulting from accounting and SEC rule changes, extraordinary audits, administrative process developments, extraordinary training, personnel additions and investor relations efforts; and (iii) For Mr. Kaufman as Manager of Manufacturing, additional factors considered were plant reliability and performance, employee safety performance, and increased work load resulting from new capital projects. Specifically, Mr. Williamson and Mr. Maldonado received between 8.17% and 14.35% of their salary in profit sharing between 2008 and 2009, whereas Mr. Kaufman and Ms. Cook received between 10.7% and 23.0% of their salary in profit sharing for the same time period due to their lower base pay.  As a percentage of the total amount awarded in profit sharing, the executive officers mentioned received approximately 6.4% in 2008 and 7.6% in 2009.

The following table, which should be read in conjunction with the explanations provided above, sets forth summary compensation information for the year ended December 31, 2009 for the Company’s (i) chief executive officer, (ii) chief accounting officer, and (iii) each of the Company’s three most highly compensated executive s other than the chief executive officer and the chief accounting officer who were serving as executive officers of the Company as of December 31, 2009.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Award(s) ($)	Option Award(s) ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)(4)(5)(6)	Total ($)
Hatem El Khalidi President and Chief Executive Officer until June 30, 2009, Director	2009	$36,000	$31,500	--	$186,288	--	--	$40,000	$293,788
	2008	$72,000	--	--	--	--	--	$8,000	$80,000
	2007	$72,000	--	--	--	--	--	$8,000	$80,000
Nicholas N. Carter President and Chief Executive Officer since July 1, 2009; previously Executive Vice President and Chief Operating Officer	2009	$234,837	$60,000	--	--	--	--	$56,642	$351,479
	2008	$209,918	--	$99,800	--	--	--	$41,260	$350,978
	2007	$172,059	$50,000	$66,000	--	--	--	$56,830	$344,889
Connie J. Cook Chief Accounting Officer	2009	$142,208	$30,000	--	--	--	--	$41,248	$213,456
	2008	$133,009	--	$49,900	--	--	--	$34,124	$217,033
	2007	$108,500	$25,000	$33,000	--	--	--	$51,595	$218,095

Mark D. Williamson Vice President of Marketing, Petrochemical Company	2009	$227,500	$40,000	--	--	--	--	$46,302	$313,802
	2008	$240,705	--	$49,900	--	--	--	$40,585	$331,190
	2007	$190,393	$25,000	--	--	--	--	$56,447	$271,840
Gerardo Maldonado, Account Representative, Petrochemical Company	2009	$192,543	--	--	--	--	--	$35,990	$228,533
	2008	$179,158	--	--	--	--	--	$25,389	$204,547
	2007	$142,443	--	--	--	--	--	$32,873	$175,316
Marvin Kaufman Manager of Manufacturing, Petrochemical Company	2009	$130,532	--	--	--	--	--	$29,742	$160,274
	2008	$122,603	--	--	--	--	--	$20,466	$143,069
	2007	$112,534	--	--	--	--	--	$28,278	$140,812
____________________________
(1)
Includes $31,500, $0 and $0 in retirement bonus compensation for the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was deferred at the election of Mr. El Khalidi.  All present deferred compensation owing to Mr. El Khalidi aggregating $31,500 is considered, and future deferred compensation owing to Mr. El Khalidi, if any, will be considered payable to Mr. El Khalidi on demand.

(2)
Restricted stock option awards include the aggregate grant date fair value of such awards granted in the fiscal year indicated computed in accordance with ASC 718.  For a discussion of the assumptions we made in valuing the stock and option awards, see “Note 1—Significant Accounting Policies—Share-Based Compensation” and “Note 14—Share-Based Compensation” in the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3)
Includes $4,000, $8,000, and $8,000 in termination benefits for each of the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was accrued for Mr. El Khalidi in accordance with Saudi Arabian employment laws. The total amount of accrued termination benefits due to Mr. El Khalidi as of December 31, 2009, was $42,878.

(4)
Includes $36,000, $0, and $0 in accrued retirement benefits for each of the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was deferred at the election of Mr. El Khalidi.  The total amount of accrued retirement benefits due to Mr. El Khalidi as of December 31, 2009, was $36,000.

(5)	Includes amounts as shown for executives that were contributed on the employee’s behalf into the Company’s 401(k) plan. Mr. El-Khalidi did not participate in the Company’s 401(k) plan.
(6)
Includes $42,552, $28,665, and $46,506 in profit sharing for each of the fiscal years ended for Nicholas N. Carter; $32,715, $26,143, and $45,085 in profit sharing for each of the fiscal years ended for Connie J. Cook; $32,652, $26,143, and $45,023 in profit sharing for each of the fiscal years ended for Mark D. Williamson; $24,437, $14,640, and $24,327 in profit sharing for each of the fiscal years ended for Gerardo Maldonado; and $21,910, $13,110 and $21,526 in profit sharing for each of the fiscal years ended for Marvin Kaufman.”

Grants of Plan-Based Awards

The following table presents information concerning plan-based awards granted to each of the named executive officers during 2009.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities (#)(1)	Exercise Price of Options ($/sh)	Closing Market Price on Date of Option Grant ($/sh)	Grant Date Fair Value of Stock Awards
Hatem El Khalidi	07/02/09								200,000	$3.40	$3.40
Hatem El Khalidi	07/02/09								200,000	$3.40	$3.40

_________________________
(1)
Represents conditional stock option grants made on July 2, 2009 as follows: (a) an option to purchase 200,000 shares of the Company’s common stock with an exercise price equal to the closing sale price of such a share as reported on the Nasdaq National Market System on July 2, 2009, provided that said option may not be exercised until such time as the first shipment of ore from the Al Masane mining project is transported for commercial sale by AMAK, and further that said option terminates and is immediately forfeited if not exercised on or before June 30, 2012; and (b) an option to purchase 200,000 shares of the Company’s common stock with an exercise price equal to the closing sale price of such a share as reported on the Nasdaq Stock Market on July 2, 2009, provided that said option may not be exercised until such time as the Company receives its first cash dividend distribution from AMAK, and further that said option terminates and is immediately forfeited if not exercised on or before June 30, 2019.

Pension Benefits

Name	Plan name	Number of years of credited service	Present value of accumulated benefit ($)	Payments during last year ($)
Hatem El Khalidi, President and Chief Executive Officer until June 30, 2009, Director	Retirement Agreement (1)	42	$851,000	$0
	Retirement Bonus (2)	42	$31,500	$0
	Saudi Arabian Termination Benefits (3)	42	$42,876	$277,124
Total			$925,376	$277,124

(1)
In January 2008 the retirement agreement entered into in February 2007 with Mr. El Khalidi, then president of the Company, was modified.  The new agreement provides for $6,000 per month in benefits to Mr. El Khalidi upon his retirement for the remainder of his life.  Additionally, upon his death $4,000 per month will be paid to his surviving spouse for the remainder of her life.  A health insurance benefit is also provided.  An additional $382,000 was accrued in January 2008 for the increase in benefits.  A short-term liability of $36,000 is included in accrued liabilities and a long-term liability of approximately $815,000 based upon an annuity single premium value contract was outstanding as of December 31, 2009, and is included in post retirement benefits. Assumptions used for the amortization of post retirement benefits were a life expectancy of 6.8 years for Mr. El Khalidi and 15.8 years for Ms. El Khalidi with a discount rate of 1.62%.  Life expectancies were taken from the 2004 Life Table for the total U.S. population as published under the National Vital Statistics Reports.  In June 2009 the Company’s Board of Directors voted to amend the retirement benefit by allowing a yearly cost of living adjustment to be applied to the agreement based upon the Consumer Price Index which is published annually.  Expense recognized in relation to this adjustment was approximately $21,000 based upon the Consumer Price Index published on January 15, 2010, of 2.7%.  See NOTE 21 – POST RETIREMENT OBLIGATIONS on page F-36 in our annual report on Form 10-K.

(2)
While there is no written policy regarding retirement bonus compensation, the Company has historically awarded all employees (regardless of job position) a retirement bonus equal to $750 for each year of service.  Since Mr. El Khalidi was employed by the Company for 42 years, the Board of Directors voted to award him a $31,500 retirement bonus, consistent with that provided to all other retired employees.

(3)
Employer termination benefits required by the Saudi Labor and Workman Law provide for termination benefits equal to one-half month’s total compensation for each year of service for the first five years and one month’s total compensation for each subsequent year of service.  Since Mr. El Khalidi was employed by the Company in Saudi Arabia for 42 years, under Saudi law the total accrued termination benefits due were $320,000 of which approximately $43,000 remained outstanding to Mr. El Khalidi as of December 31, 2009.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table presents information concerning outstanding equity awards held by the named executive officers as of December 31, 2009.

	Option awards					Stock awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option Expiration date	Number of Shares or units of stock that have not vested (#)	Market value of shares or unites of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Hatem El Khalidi	--	200,000	--	$3.40	06/30/12
Hatem El Khalidi	--	200,000	--	$3.40	06/30/19

Director Compensation

The following table provides a summary of compensation paid to members of our Board during the year ended December 31, 2009.

2009 Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)

Robert Kennedy	$74,000	$10,200	$9,730	$93,930
Ghazi Sultan	10,000	10,200	9,730	29,930
Mohammed Al Omair	25,000	10,200	9,730	44,930
Ibrahim Al-Moneef (resigned April 2009)	--	--	9,730	9,730
Charles Goehringer, Jr.	10,000	10,200	9,730	29,930
Allen McKee (appointed April 2009)	2,500	--	--	2,500

____________________________
(1)
Includes committee fees for 2008 in the amount of $70,000, subsidiary board fees for 2008 in the amount of $5,000, subsidiary board fees for 2009 in the amount of $36,000 and per diem amounts for 2009 in the amount of $10,500.

(2)
Represents 3,000 shares of restricted stock granted to each non-employee director for 2008 Board service at $3.40 per share based upon the closing price of the Company’s common stock on the grant date of September 1, 2009.

(3)
Represents 7,000 shares of stock options granted to each non-employee director for 2008 Board service at an exercise price of $1.39 per share based upon the closing price of the Company’s common stock on the grant date of January 2, 2009.

(4)
Stock option awards include the aggregate grant date fair value of such awards granted in the fiscal year indicated computed in accordance with ASC 718. For a discussion of the assumptions we made in valuing the stock and option awards, see “Note 1—Significant Accounting Policies—Share-Based Compensation” and “Note 14—Share-Based Compensation” in the notes to our consolidated financial statements contained herein.

The following table presents information concerning outstanding equity awards held by the directors as of December 31, 2009.

	Option awards					Stock awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option Expiration date	Number of Shares or units of stock that have not vested (#)	Market value of shares or unites of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Ghazi Sultan	7,000	--	--	$1.39	01/01/19
Mohammed Al Omair	7,000	--	--	$1.39	01/01/19
Robert Kennedy	7,000	--	--	$1.39	01/01/19
Charles Goehringer, Jr.	7,000	--	--	$1.39	01/01/19

General

A director who is one of our employees receives no additional compensation for his service as a director or as a member of a committee of the Board.  A director who is not one of our employees (a non-employee director) receives compensation for his or her services as described in the following paragraphs per the current policy and upon recommendation by the Compensation Committee and approval by the Board.  Directors are reimbursed for reasonable expenses incurred in connection with attendance at Board and Committee meetings.

Equity Compensation

The 2009 directors’ fees policy as recommended by the Compensation Committee proposed the grant of 3,000 shares of restricted stock and 7,000 shares in options to be awarded in the first quarter of 2010 to non-employee directors who had attended at least 75% of all called meetings in 2009 and were serving in full capacity on December 31, 2009.  This grant is to be prorated based upon time of service.  This grant was approved on January 28, 2010 by the Board of Directors and will be recognized on that date.

Committee Compensation

The 2009 directors’ fees policy as recommended by the Compensation Committee proposed cash payments for members of the Audit Committee in the amount of $15,000, the Compensation Committee in the amount of $5,000, and the Nominating Committee in the amount of $5,000.  These amounts are to be prorated based upon time of service.  These payments were approved by the Board on January 28, 2010, and approximately $92,000 was accrued as directors’ compensation expense for 2009.

Subsidiary Board Compensation

The 2009 directors’ fees policy as recommended by the Compensation Committee proposed cash payments for members of the subsidiary boards of the Company in the amount of $5,000 for U.S. subsidiaries and $5,000 for AMAK’s Board.  These amounts are to be prorated based upon time of service.  These payments were approved by the Board on January 28, 2010, and approximately $6,900 was accrued as directors’ compensation expense for 2009.   In addition, Robert Kennedy was paid $36,000 in 2009 for serving on the Board of TOCCO.

Per Diem Compensation

The 2009 directors’ fees policy allowed per diem payments of $500 per day for non-employee directors who travel to conduct Board business.  Approximately $10,500 was paid for directors’ compensation expense related to per diem in 2009.

Potential Payments Upon Termination or Change in Control

There are no potential payments owed to our executives based upon termination of employment or change in control of the Company.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an executive officer of our Company or had any relationships requiring disclosure by us under the SEC’s rules requiring disclosure of certain relationships and related-party transactions.  None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during the fiscal year ended December 31, 2009.